August 21, 2024

Bob Pragada
Chief Executive Officer
Amazon Holdco Inc.
600 William Northern Blvd
Tullahoma, Tennessee 37388

       Re: Amazon Holdco Inc.
           Amendment No.1 to Registration Statement on Form 10-12B Filed August 5, 2024
           File No. 001-42176
Dear Bob Pragada:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B
Risk Factors
Risks Related to Our Common Stock
Our amended and restated certificate of incorporation will designate certain courts..., page 70

1. We note your disclosure that your exclusive forum provision "does not apply to claims brought under the Exchange Act." However, Article Nine of your Amended and Restated
       Certificate of Incorporation of Amazon Holdco Inc. does not exclude claims under the
       Exchange Act. Please revise to address the discrepancy.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 96

2. Please revise the pro forma balance sheet to reflect the new capital structure of the registrant (i.e., common stock and preferred stock) and disclose the number of shares authorized, issued and outstanding on a pro forma basis.
 August 21, 2024
Page 2

Note 7 - Earnings per Share, page 112

3. We read your response to prior comment 5 and the updated disclosure on page 103 stating no pro forma adjustments related to Jacobs RSUs were made to the pro forma financials as this amount is not material. However, disclosure on page 112 appears to suggest that effect of Jacobs RSUs cannot be reasonably estimated and depends on several factors. Please revise for consistency.
General

4. We note your disclosure regarding the amendments to the Amentum credit facilities and finance agreements, including but not limited to the new Amentum credit agreement and new SpinCo credit agreement. As appropriate, please file forms of these agreements as exhibits to the registration statement or tell us why you are not required to do so. Refer to
       Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services